Filed Pursuant to Rule 424(b)(3)
Registration No. 333-197767

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 4 DATED FEBRUARY 1, 2016

TO THE PROSPECTUS DATED SEPTEMBER 16, 2015

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Dividend Capital Diversified Property Fund Inc., dated September 16, 2015, as supplemented by Supplement No. 1, dated November 13, 2015, Supplement No. 2, dated December 1, 2015, and Supplement No. 3, dated January 5, 2016 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. The purpose of this Supplement is to disclose:

•	an update to our conflicts of interest resolution procedures; and
•	the daily NAV per share, as determined in accordance with our valuation procedures, for each business day from January 1 through January 31, 2016, for each of our classes of common stock.

Conflicts of Interest

The following disclosure replaces the first paragraph of the “Conflicts of Interest – Competition” section of the Prospectus and all similar disclosure in the Prospectus.

We may compete with entities or programs sponsored or advised by affiliates of our Sponsor, including but not limited to Logistics Property Trust Inc. (which we refer to herein as “LPT”) and IPT, for opportunities to acquire, finance or sell investments. As a result of this competition, certain investment opportunities may not be available to us. For example, in recognition of the fact that we also desire to acquire industrial properties and have a separate day-to-day acquisition team, the Sponsor and the Advisor have agreed, subject to changes approved or required by the Conflicts Resolution Committee, that (1) if an industrial property opportunity is a widely-marketed, brokered transaction, we, on the one hand, and LPT and/or IPT, on the other hand, may simultaneously and independently pursue such transaction, and (2) if an industrial property is not a widely-marketed, brokered transaction, then, as between us, on the one hand, and LPT and/or IPT, on the other hand, the management team and employees of each company generally are free to pursue any industrial opportunity at any time, subject to certain allocations if non-widely-marketed transactions are first sourced by certain shared employees, managers or directors. One of our independent directors, Mr. Charles Duke, is also an independent director for IPT. If there are any transactions or policies affecting us and IPT, Mr. Duke will recuse himself from making any such decisions for as long as he holds both positions.

Monthly Pricing Information (unaudited)

Below is the NAV per share, as determined in accordance with our valuation procedures, for each business day from January 1 through January 31, 2016.

Date	NAV per Share

	Class E	Class A	Class W	Class I
January 4, 2016	$7.47	$7.47	$7.47	$7.47
January 5, 2016	$7.47	$7.47	$7.47	$7.47
January 6, 2016	$7.46	$7.46	$7.46	$7.46
January 7, 2016	$7.46	$7.46	$7.46	$7.46
January 8, 2016	$7.46	$7.46	$7.46	$7.46
January 11, 2016	$7.46	$7.46	$7.46	$7.46
January 12, 2016	$7.46	$7.46	$7.46	$7.46
January 13, 2016	$7.43	$7.43	$7.43	$7.43
January 14, 2016	$7.43	$7.43	$7.43	$7.43
January 15, 2016	$7.43	$7.43	$7.43	$7.43
January 19, 2016	$7.44	$7.44	$7.44	$7.44
January 20, 2016	$7.43	$7.43	$7.43	$7.43
January 21, 2016	$7.43	$7.43	$7.43	$7.43
January 22, 2016	$7.43	$7.43	$7.43	$7.43
January 25, 2016	$7.43	$7.43	$7.43	$7.43
January 26, 2016	$7.43	$7.43	$7.43	$7.43
January 27, 2016	$7.43	$7.43	$7.43	$7.43
January 28, 2016	$7.43	$7.43	$7.43	$7.43
January 29, 2016	$7.43	$7.43	$7.43	$7.43

On any day, our share sales and redemptions are made based on the day’s applicable per share NAV carried out to four decimal places. On each business day, our NAV per share for each class is (1) posted on our website, www.dividendcapitaldiversified.com, and (2) made available on our toll-free, automated telephone line, (888) 310-9352.